WashTec

04030802

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

RECEIVED JUN 08 2004 181 WASH. D.C.

Date, 1st June 2004

**Re: *Washtec AG***
**Exemption Number: 82-04888**

SUPPL

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **May 28th, 2004** concerning " **WashTec Successful restructuring confirmed by Q1 figures".**

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

Sincerely,

WashTec AG

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

Christine Baisley

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de
Vorstand: Thorsten Krüger (Sprecher), Jürgen Lauer
Bankverbindung: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024261000

WashTec

# PRESS RELEASE

## WashTec AG:

- **Successful restructuring confirmed by Q1 figures**
- **Return to positive result with EUR 1.3 million earnings before interest and taxes (EBIT)**
- **Capital increase planned in second half of 2004**

Augsburg, May 28, 2004 – The first-quarter results confirm the success of the restructuring program initiated in April 2003. Due to the measures already completed, the cost structures have been improved even more effectively than planned. Earnings before interest and taxes (EBIT) with EUR 1.3 million and earnings before taxes (EBT) with EUR -1.0 million exceeded WashTec's expectations (previous year: EBIT of EUR -6.1 million, EBT of EUR -8.3 million). The results include an income extraordinary of EUR 0.7 million from the sale of Wesurail Ltd., UK.
At EUR 48.9 million, first-quarter sales were down compared to the same period of the previous year (EUR 53.5 million), but in line with the company's expectations.

"The first quarter has confirmed our expectations to post positive results on lower sales in fiscal 2004," said Thorsten Krüger, Spokesman of the Executive Board of WashTec AG.

The improved earnings position and the increased inflow of funds has enabled the company to reduce its debt capital clearly above expectations since December 31, 2003. Thorsten Krüger stated: "In addition to the operational measures to improve our balance sheet structure, we intend to significantly improve the company's equity base through a capital increase. This will greatly expand our room for manoeuvre already in 2005." A proposal to increase WashTec AG's share capital from EUR 20 million to EUR 50 million will be submitted to the shareholders at the Shareholders' Meeting on June 23.

The continued successful implementation of the restructuring program and the selective expansion of the market activities will enable WashTec to achieve a solid earnings position with an operating return before amortisation (EBITA ratio) in excess of 10 percent.

The Executive Board


WashTec AG
Argonstraße 7
86153 Augsburg
Tel. 0821/55 84-0
Fax 0821/55 84 12 04

Vorstand:
Thorsten Krüger (Sprecher)
Jürgen Lauer

Aufsichtsratsvorsitzender:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg